Exhibit I

Angeion Corporation

350 Oak Grove Parkway

St. Paul, MN 55127 USA

Telephone:  (651) 484-4874

Facsimile:   (651) 484-4826

FOR IMMEDIATE RELEASE

Contact:                 Richard Jahnke, President & CEO, (651) 484-4874

Angeion Reports Fourth Quarter and Year End 2001 Results

SAINT PAUL, MN (April 1, 2002) — Angeion Corporation (Nasdaq: ANGN) today reported a net loss of $2.2 million, or $0.61 per diluted share for the fourth quarter ended December 31, 2001.  This compares to a net loss of $2.1 million, or $0.61 per diluted share for the fourth quarter ended December 31, 2000.  The Company reported a net loss of $6.5 million, or $1.86 per diluted share compared to net income of $4.4 million, or $1.22 per diluted share for the years ended December 31, 2001 and 2000, respectively.

The net loss for the year ended December 31, 2001 included $707,000 in expenses associated with discontinued operations, primarily representing current and future rental obligations, net of sublease revenue, of a suburban Minneapolis building that was originally leased in 1997 for the Company’s now discontinued implantable cardioverter defibrillators (ICD) manufacturing business.  The Company terminated its future rental obligations for approximately 64% of the space in May 2000 for a payment of $476,000 and subleased the remaining space in January 2002.

Net income for the year ended December 31, 2000 included a gain of $11.9 million, net of taxes, primarily related to the Company’s successful efforts to exploit its intellectual property through its granting of a non-exclusive license with respect to its ICD technology.  The Company licensed its ICD technology on a non-exclusive basis both before and after the Company discontinued manufacturing of those devices during the first quarter of 2000.  This 2000 gain was partially offset by approximately $1.1 million in rental and other expenses also related to discontinuing the manufacturing of ICDs.  Angeion also had net income in 1999, primarily as a result of its granting of non-exclusive licenses for its ICD technology during that year.

Fourth quarter revenue increased 3.7% to $4.4 million in 2001 from $4.2 million in 2000.  Revenue for the year ended December 31 decreased 2.3% to $16.7 million in 2001 compared to $17.1 million in 2000.

“Although total revenue for 2001, was slightly below 2000’s level, underlying growth in our core business increased over 10% on a year-to-year basis when factoring out the impact of discontinuing the sale of sleep diagnostic products and the reduction of order backlog that took place in 2000,” said Richard Jahnke, Angeion’s President and CEO.  “Throughout 2001, we saw a steady improvement in the U.S. new order rate for our core cardiopulmonary diagnostic equipment that was only temporarily slowed as a result of the September 11, 2001 terrorist attacks.  Our international business also remained strong for the year although the global economic concerns following the September 11th attack have resulted in a more prolonged slowdown of this portion of the business,” said Jahnke.

“During the fourth quarter of 2001 we also continued to make progress in launching our New Leaf™ Health and Fitness Products,” Jahnke continued.  “We achieved our goal of having 25 locations, including both cardiac rehabilitation centers and health and fitness clubs, committed to offering the New Leaf Personal Exercise System.  We also had excellent response to the product at the November Club Industry 2001 Trade Show in Chicago, which was our first major marketing event for the full system to the fitness club market.  We are continuing to add new locations and to develop and refine the marketing materials used by fitness clubs to generate sales of our personal exercise kits to their members.  We continue to be excited about initial acceptance and the potential of this business and look forward to reporting our progress,” concluded Jahnke.

Founded in 1986, Angeion Corporation acquired Medical Graphics (www.medgraphics.com) in December 1999.  Medical Graphics develops, manufactures and markets non-invasive cardio-respiratory diagnostic systems and related software for the management and improvement of cardio-respiratory health.  The Company has also introduced a line of health and fitness products, many of which are derived from Medical Graphics’ core technologies.  These products, marketed under the New Leaf Health and Fitness Brand (www.newleaf-online.com), help consumers effectively manage their weight and improve their fitness.  They are marketed to the consumer primarily through health and fitness clubs and cardiac rehabilitation centers.

The discussion above contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  These statements by their nature involve substantial risks and uncertainties.  Actual results may differ materially depending on a variety of factors.  Additional information with respect to the risks and uncertainties faced by the Company may be found in, and the prior discussion is qualified in its entirety by, the other risk factors that are described from time to time in Angeion’s Securities and Exchange Commission reports, including but not limited to the Annual Report on Form 10-K for the year ended December 31, 2000, and subsequently filed reports.

- Financial highlights follow -

Angeion Corporation and Subsidiaries

Condensed Consolidated Financial Statements

(In thousands, except per share data)

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
Consolidated Statements of Operations	2001	2000	2001	2000
Revenues	$4,373	$4,217	$16,666	$17,051

Net loss from continuing operations	(1,485)	(1,870)	(5,819)	(6,430)
Income (loss) from discontinued operations	(678)	(252)	(707)	10,833
Net income (loss)	$(2,163)	$(2,122)	$(6,526)	$4,403

Net income (loss) per share — basic and diluted
Continuing operations	$(0.42)	$(0.54)	$(1.66)	$(1.79)
Discontinued operations	(0.19)	(0.07)	(0.20)	3.01
Net income (loss)	$(0.61)	$(0.61)	$(1.86)	$1.22

			December 31,
Consolidated Balance Sheets			2001	2000
Current assets			$9,970	$15,178
Equipment, intangibles and other assets			14,928	15,379
Total assets			$24,898	$30,557

Current liabilities			$4,266	$3,515
Long-term debt			20,198	20,198
Shareholders’ equity			434	6,844
Total liabilities and equity			$24,898	$30,557

###